UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

 (Translation of registrant's name into English)

1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F    ☒     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
EXPLANATORY NOTE
The purpose of this Amendment No.1 to the Report of Foreign Private Issuer on Form 6-K furnished by Westport Fuel Systems Inc. (the "Company") with the Securities and Exchange Commission on August 5, 2021 (the "Original Report") is to amend and restate the Original Report in its entirety, including filing a copy of Exhibit 99.1 and Exhibit 99.2 to the Original Report, which corrects the error in such exhibits. The Company recently became aware of and corrected an error related to a non-routine intercompany inventory sale in the second quarter of 2021 which was not eliminated in consolidated revenue and cost of revenue. Other than the foregoing correction, no changes have been made to the Original Report.
EXHIBIT INDEX

Exhibit	Description
99.1	AMENDED AND RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2021
99.2	AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Richard Orazietti
Name:	Richard Orazietti
Title:	Chief Financial Officer

Date: September 17, 2021